

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE

March 27, 2009

Via U.S. mail

Mr. Peter Lindhout
Chairman of the Board and President
Westmont Resources, Inc.
1621 Freeway Drive, Suite 209
Mount Vernon, WA 98273

> **Re: Westmont Resources, Inc.**
> **Preliminary Information Statement on Schedule 14C,**
> **Amendment No. 1**
> **Filed February 4, 2009**
> **File No. 000-52398**

Dear Mr. Lindhout:

This is to confirm that on February 9, 2009, we informed you that we had no further comments on the above-referenced filing.

Please contact Norman Gholson at (202) 551-3237 or, in his absence, Michael Karney at (202) 551-3847 with any questions.

Sincerely,

H. Roger Schwall
Assistant Director

cc: N. Gholson